UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number	0-11595

Merchants Bancshares, Inc.
(Exact name of registrant as specified in its charter)

c/o Community Bank System, Inc. 5790 Widewaters Parkway, DeWitt, New York 13214
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $0.01 per share
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: None*

Pursuant to the requirements of the Securities Exchange Act of 1934 Community Bank System, Inc., as successor by merger to Merchants Bancshares, Inc., has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Community Bank System, Inc.

Date: May 23, 2017	By:	/s/ George J. Getman
Name: George J. Getman
Title: Executive Vice President and General Counsel

* Effective as of May 12, 2017, pursuant to an Agreement and Plan of Merger, dated as of October 22, 2017, by and between Merchants Bancshares, Inc. and Community Bank System, Inc., Merchants Bancshares, Inc. merged with and into Community Bank System, Inc.